Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

September 14, 2011

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Agrium Inc.
Form 40-F for the Fiscal Year Ended December 31, 2010,
filed March 7, 2011 (File No. 001-14460)

Ladies and Gentlemen:

On behalf of our client, Agrium Inc. (“Agrium” or the “Company”), we hereby submit certain acknowledgements of the Company supplementary to its previously filed response letter dated August 31, 2011 to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter from Ms. Linda Cvrkel, dated July 11, 2011, relating to the above-referenced Form 40-F for the Fiscal Year Ended December 31, 2010 (the “Filing”).

The Company has asked us to convey the following as its supplementary responses to the Staff:

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *  *

If you have any questions concerning the above response, please do not hesitate to contact the undersigned at (212) 373-3024 or Benjamin A. Aronovitch at (212) 373-3575.

U.S. Securities and Exchange Commission
Division of Corporation Finance
September 14, 2011

Sincerely,

/s/ Edwin S. Maynard
Edwin S. Maynard

cc:	Mr. Michael M. Wilson Ms. Joni R. Paulus Agrium Inc.